

June 10, 2021

David Lesser
Chairman and Chief Executive Officer
Power REIT
301 Winding Road
Old Bethpage, New York 11804

> **Re: Power REIT**
> **Registration Statement on Form S-3**
> **Filed June 4, 2021**
> **File No. 333-256826**

Dear Mr. Lesser:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Patrick J. Egan